CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

April 14, 2020

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Patrick Kuhn, Staff Attorney
Jim Allegretto, Staff Attorney

Re:	Noble Vici Group, Inc. Form 10-K for Fiscal Year Ended March 31, 2019 Filed on July 15, 2019 File No. 000-54761 Response dated March 19, 2020

Gentlemen:

On behalf of Noble Vici Group, Inc. (the “Company” or “NVGI”), we are hereby responding to the comment letter dated March 19, 2020 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Form 10-K for Fiscal Year Ended March 31, 2019

Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and Commission Payout, page 17

1. Refer to prior comment 1. We have read your response and note your definition of "Gross Cash Receipts" does not reflect the actual receipt of cash and could be interpreted as a cash flow measure. The adjustments to reconcile gross cash receipts (or gross value) to net revenue also do not appear to represent any line item, or a combination of line items, reflected in your financial statements and therefore should not be included as adjusting items if you consider this presentation to be a nonGAAP presentation. If you intend to present these items as a metrics as opposed to nonGAAP measures, then in addition to defining such metrics in detail, you should discuss why each metric is a "Key Performance Indicator" including what it is intended to indicate. Please make the necessary corrections and revise your presentation or remove the presentation from your financial statements. Refer to Release Nos. 33-10751; 34-88094; and FR-87.

Response:

Referring to your comment 1, we recognize that our definition of “Gross Cash Receipt” (“GCR”) does not reflect the actual receipt of cash and could be interpreted as a cash flow measure. For clarity, we propose to remove our discussions on non-GAAP measurements, including our references to GCR, and include in its stead the below described metrics. We believe that these metrics more accurately measure the market share and purchasing and operating efficiencies of the Company for the benefit of our investors.

Patrick Kuhn
Jim Allegretto
Division of Corporation Finance

Office of Trade & Services

April 14, 2020

Proposed Metrics to Measure Company Performance

Our E-commerce platform not only offers customer users the ability to make online purchases, but also the convenience of an O2O (Online to Offline) platform whereby customer users can transact at a discount online while goods and services are distributed at a physical location. This drives traffic to the already weakened retail industry. We rely on the following three metrics to gauge our performance:

•	Gross Merchandise Value (GMV): measures market demand for/market share reach of our products
•	Maximum Purchasing Performance: measures our ability to obtain purchasing concessions;
•	SMGA Costs: measures our operating efficiency.

1.	Gross Merchandise Value (GMV)

The Gross Merchandise Value (GMV) (or Gross Value as referred to previously) for a specified period is determined as follows:

O X RP = Gross Merchandise Value (GMV)

where,

O = volume of online sales that are initiated through our online e-commerce platform

RP = recommended retail price of goods

The GMV represents the total value of confirmed orders of goods and services on our online e-commerce platform. We believe GMV to be an appropriate yardstick to measure the real market demand for our products because it represents the total recommended retail price of our Goods (before negotiated discounts and commissions), which is at arm’s length transaction price and is the true intrinsic value of the Goods sold by the Company. As proposed to be used, a growth in GMV will indicate a growing utilization of our e-commerce platform and will represent the volume of sales that we drive for each period. In addition, GMV will provide us with a baseline against which we measure changes in our market share against industry forecasts or actual performance, the strength of our purchasing power and the efficiency of our operations.

Example of Application of GMV

	Years ended March 31
	2019	2018	2017
Gross merchandise value	35,392,801	28,379,893	15,336,552
Percentage change from comparable period	25%	85%	-
Worldwide retail ecommerce sales*	3,535 billion	2,982 billion	2,382 billion
Percentage change from comparable period	19%	25%	-
GMV as a percentage of worldwide retail ecommerce sales	0.00100%	0.00095%	-

*Source: Statistica: https://www.statista.com/statistics/379046/worldwide-retail-e-commerce-sales/

For the year ended March 2019, our GMV was $35,392,801, representing a 25% year-on-year increase from $28,379,893 for the same period ended March 2018. In comparison, the world retail ecommerce sales increased by only 19% over the same period.

Patrick Kuhn
Jim Allegretto
Division of Corporation Finance

Office of Trade & Services

April 14, 2020

For the year ended March 2018, our GMV of $28,379,893 represented an 85% year-on-year increase from $15,336,552 for the same period ended March 2017. In comparison, the world retail ecommerce sales increased by only 25% over the same period.

Furthermore, our GMV as a percentage of worldwide retail ecommerce sales actual or forecast (subjects to availability of actual industry result) also increased from 0.00095% to 0.00100%, indicating that overall, the Company appears to have increased its market share from March 2018 to March 2019.

We believe that the main determinants of business sustainability and profitability is market share, and companies that are able to consistently maintain growth in their market shares are more likely to be sustainable and profitable due to economies of scale, market power and quality of management. We believe that the GMV metric allows us to more effectively communicate market share information to our shareholders.

2.	Maximum Purchasing Performance (“MPP”)

The primary function of our purchasing department is to provide the correct item at the required time at the lowest possible cost. The Company partners with and procures from a variety of suppliers of digital and non-digital products. We believe that the intrinsic value of the Company lies in its capability to partner with and procure the highest possible discount from its suppliers and pass on these discounts to our customer users, thereby offering the best value for money experience for our customer users. We believe that MPP ratio will measure the strength of the Company’s partnerships with suppliers, purchasing and negotiating functions.

The Maximum Purchasing Performance (MPP) of the Company is determined as follows:

Cost of Goods Sold/GMV = Maximum Purchasing Performance (MPP)

where,

Cost of Goods Sold = US GAAP measure as per 10K report

GMV = the previously discussed metric

Example of Application of MPP

We believe that a lower MPP during a given period represents a stronger purchasing performance by the Company with respect to its suppliers.

	Years ended March 31
	2019	2018
Scenario 1: Metrics measurement of purchasing performance
Cost of goods sold	2,570,143	832,390
Gross merchandise value	35,392,801	28,379,893
Maximum Purchasing Performance Ratio (“MPP”)	7.3%	2.9%

Scenario 2: US GAAP measurement of purchasing performance
Cost of goods sold	2,570,143	832,390
Net revenue	8,626,718	3,623,980
Operating margin	29.8%	23.0%

Patrick Kuhn
Jim Allegretto
Division of Corporation Finance

Office of Trade & Services

April 14, 2020

In Scenario 2 above, we see that based on conventional financial measurement and using US GAAP numbers, the company appears to be performing well with higher operating margin of 29.8% in 2019 as compared to 23.0% in 2018. However, on closer scrutiny in Scenario 1 using our MPP metrics measurement, we realize that our procurement of digital products performed better in March 2018 than in March 2019, as the cost to GMV ratio is lower in 2018 at 2.9% than in 2019 at 7.3%. The MPP indicates that the purchasing and negotiating ability of the Company is stronger in March 2018 than in March 2019 (where 2018 has a lower ratio of cost to GMV), and improvements can be made to our MPP in order to deliver better value to our customer users.

Therefore, the lower the MPP ratio, the better the capability of the Company to negotiate and procure the best possible deal for our customer users. The financial measure of operating margin only reflects the ratio of the COGS to the net revenue (which is net of purchase discounts), and does not reflect the negotiation capability of the Company. Therefore, in the opinion of the Company, the MPP provides a more accurate measure of our purchasing performance.

The MPP also gives investors some insight into the product mix decisions taken by the Company. For example, in March 2018, the Company sold a larger proportion of digital product vouchers as agent, as compared to March 2019 where the Company sold a larger proportion of non-digital products as principal. The margins of digital product vouchers tend to be higher because the Company has a stronger relationship with its digital product suppliers and was able to negotiate larger discounts. This strength is reflected in the lower MPP ratio for March 2018.

3.	SMGA Cost Ratio

In addition to measuring market share, we also measure operating efficiency which we believe is more accurately represented by the following metric:

SMGA/GMV = SMGA Cost Ratio

where,

SMGA Costs = US GAAP measure as per 10K report consisting of the sales, marketing, general and administrative expenses

GMV = the previously discussed metric

Operating efficiency includes investing in technology that will improve processes in order to increase productivity and reduce overhead costs, and specifically manpower costs.

Example of Application of SMGA Cost Ratio

	Years ended March 31
Scenario 3	2019	2018
SMGA costs	4,563,513	2,551,444
Gross merchandise value	35,392,801	28,379,893
SMGA Cost Ratio (against GMV)	12.9%	9.0%

Scenario 4
SMGA costs	4,563,513	2,551,444
Net revenue	8,626,718	3,623,980
Operating Ratio (against net revenue)	52.9%	70.4%

Patrick Kuhn
Jim Allegretto
Division of Corporation Finance

Office of Trade & Services

April 14, 2020

Scenario 3: In March 2019, the SMGA costs as a ratio of the GMV is higher at 12.9% as compared to 2018 where the SMGA costs is 9.0% of the GMV. In March 2019, the Company appears to have been less efficient on the deployment of our resources.

Scenario 4: On the contrary, based on computation of the operating ratio using conventional measures, we can see that the SMGA as a measure against net revenue has improved from 70.4% in 2018 to 52.9% in 2019.

Scenario 3 when analyzed in combination with Scenario 1 will show that the purchasing performance and operating efficiency of the Company actually has dropped in March 2019 as compared to March 2018. However, Scenario 4 and 2 fails to identify this trend.

The financial effects of these deficiencies tend to have a time lag and show up only at a later stage. For example, a decrease in the purchasing efficiency will lead to poorer supplier purchase discounts, and this will translate to decreasing market share in future periods when customer users do not get the bulk discounts that they are looking for and gradually move to other e-commerce platforms. Similarly, when the operating efficiencies drop, the financial profits will gradually drop in future periods. Therefore, we believe that the GMV metric is crucial to the Company in identifying forward trends and proactively adjusting our processes to address such deficiencies before it hits the financial performance of the Company.

2. In addition, we have reviewed your response as to why you believe your Key Performance Indicators provide useful information to investors. You indicate that because your presentation resonates well with your sales affiliates based on their understanding of your business activities and to bridge the gap between the laymen understanding of your numbers by the sales affiliates and the numbers reported under US GAAP. If you choose to retain such measures after defining them, then the discussion in your filing should be specific as to why your investors would find the presentation useful. Please tell us, and revise your filing to discuss, the reasons why your presentation provides useful information to investors. Refer to Release Nos. 33-10751; 34-88094; and FR-87. We may have further substantive comment.

Response:

We have elected to replace our previously used Key Performance Indicators with the above described metrics. As such, our response to Item 1 above is incorporated herewith.

Report of Independent Registered Public Accounting Firm, page F-2

3. Refer to prior comment 2. At the conclusion of our review, please amend your filing to include the revised auditor's opinion previously requested as well as any revisions relating to other comments contained in this letter.

Patrick Kuhn
Jim Allegretto
Division of Corporation Finance

Office of Trade & Services

April 14, 2020

Response:

We expect the auditor to revise its opinion with the addition of the below language, which will be inserted immediately following the opinion paragraph.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, as of March 31, 2019, the Company has suffered from an accumulated deficit of $125,141,278 and working capital deficit of $2,227,267. These factors create an uncertainty as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW